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                                                     Filed by World Access, Inc.
                                                     Commission File No. 0-29782
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934


                        Subject Company: Communication TeleSystems International
                                              d/b/a WorldxChange Communications.


World Access to acquire WORLDxCHANGE Communications

  Acquisition Accelerates European Retail Strategy Focused on SME Customers

 WorldxChange's State-of-the-Art, Internet-Based Provisioning, Customer Care and Billing Capabilities Will Serve as the Foundation for European Systems

 Company Expects to Realize Significant Synergies Through the Combination of
                         Networks and Organizations


     ATLANTA, Feb. 14 /PRNewswire/-- World Access, Inc. (Nasdaq: WAXS) announced today that it has signed a definitive merger agreement with Communication TeleSystems International d/b/a WorldxChange Communications ("WorldxChange"), a private multinational telecommunications service provider. Operating 45 switches in 12 countries, WorldxChange offers an array of telecommunications services concentrating on the needs of its business and residential customers. WorldxChange generated pro-forma revenues in 1999 of approximately $600 million, through its primary operations in North America, Germany, the United Kingdom, France, the Netherlands, Belgium, Australia and New Zealand.

      Pursuant to the terms of the agreement, shareholders of WorldxChange will receive approximately 31 million shares of World Access common stock, subject to adjustment under certain circumstances. In addition, World Access will assume approximately $225 million in WorldxChange debt. The transaction, which is expected to close by the end of the second quarter, is subject to, among other things, certain regulatory approvals and the approval of the shareholders of World Access and WorldxChange. The merger is intended to qualify as a tax-free reorganization, and will be accounted for as a purchase transaction. World Access has agreed to provide bridge financing to WorldxChange in an amount up to $30 million. WorldxChange will be entitled to elect one director to the World Access Board of Directors.

      John D. Phillips, Chairman and Chief Executive Officer of World Access, said, "Our acquisition of WorldxChange represents a major step forward in our plans to be a leader in enhanced retail telecommunications services throughout Europe. WorldxChange has a significant presence in key European markets such as the UK, Germany and the Benelux, principally serving SME customers. More importantly, WorldxChange has developed state-of-the-art, Internet-based information management systems, incorporating all key aspects of retail telecom services, including provisioning, billing, fraud protection and customer care. We believe these capabilities are among the finest in the industry, and will serve as the foundation for our retail management systems throughout Europe. In addition to the impressive systems and significant network assets, WorldxChange has a talented and dedicated management team that will play a key role in our strategic development."

      Walt Anderson, Chairman of WorldxChange, commented, "This is an exciting opportunity for WorldxChange to become part of a company that is focused on leading the consolidation of the fragmented European telecom industry. Our retail and wholesale volumes and expertise, combined with the significant scale and network assets of World Access, will help to solidify World Access' position as a leading provider of bundled voice, data and Internet services to SME markets in Europe. We anticipate that our integration into World Access will result in significant cost savings in the areas of network costing, least cost routing, network operations, and some general and administrative costs. We expect that these savings, together with enhanced product offerings, will further increase our competitiveness as we continue to rapidly grow our European and Pacific retail operations."

      "The combination of World Access with NETnet, Star and WorldxChange," continued Mr. Phillips, "creates one of the largest independent telecom

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service companies focused on the European market. The network strengths, attractive retail customer bases, developed sales organizations, and significant traffic tonnage and scale of these operations significantly accelerates our strategic development."

      World Access is sponsoring a conference call at 4:30 E.S.T. on Wednesday, February 23, 2000 in connection with the release of the Company's year-end 1999 financial results. The acquisition of WorldxChange, as well as the merger with STAR Telecommunications, will be discussed in detail during the call.

      WorldxChange is a leading global telecommunications company that specializes in providing high-quality, low-cost services to retail and wholesale customers in 13 countries, including the United Kingdom, Germany, the United States, France, The Netherlands, Belgium, Chile, Guatemala, Australia, Canada, and New Zealand. The company operates 45 switches which are connected with an extensive network of owned and leased undersea and land-based fiber optic cables, providing more than 750,000 customers each month with affordable communications services worldwide.

      World Access is focused on being a leading provider of bundled voice, data and Internet services to key regions of the world. The company competitively provides end-to-end communications services through its redundant digital network which is capable of supporting voice and data services, including frame relay, Internet Protocol (IP), asynchronous transfer mode (ATM) and multimedia applications. Located strategically throughout the US and 13 European countries, World Access's network backbone consists of gateway and tandem switches, linked by an extensive fiber network encompassing tens of millions of circuit miles. For additional information regarding World Access, please refer to the Company's website at http://www.waxs.com.

      This press release may contain financial projections or other forward-looking statements made pursuant to the safe harbor provisions of the Securities Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially. These risks include: potential inability to identify, complete and integrate acquisitions; difficulties in expanding into new business activities; delays in new product developments or introductions; the potential termination of certain service agreements or the inability to enter into additional service agreements; and other risks described in the Company's SEC filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 1998, the Company's Quarterly Reports on Form 10-Q for the three months ended
March 31, 1999, June 30, 1999 and September 30, 1999 and the Company's Registration Statement on Form S-3 (No. 333-43497), as such filings have been amended, all of which are incorporated by reference into this press release.

CONTACT: Nancy L. de Jonge, Director of Investor Relations, Michael F. Mies,
         Senior Vice President-Finance and Corporate Communications & Treasurer, 404-231-2025, both of World Access

     World Access will be filing a joint proxy statement/ prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by World Access will be available free of charge by writing to: Investor Relations, World Access, Inc., 945 E. Paces Ferry Road, Suite 2200, Atlanta, Georgia 30326, or by telephone request to (404) 231-2025. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

     The participants (as defined in Instruction 3 to Item 4 of Schedule 14A) in the solicitation of proxies from the World Access stockholders for the approval of the merger include World Access and Walter J. Burmeister, Kirby J. Campbell, Bryan Cipoletti, Stephen J. Clearman, John P. Imlay, Jr., Massimo Prelz Oltramonti, John D. Phillips, John P. Rigas, Carl E. Sanders, Dru A. Sedwick and Lawrence C. Tucker, each a director of World Access. PLEASE SEE WORLD ACCESS' ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, FILED ON MARCH 30, 2000, FOR A DESCRIPTION OF THE WORLD ACCESS SECURITY HOLDINGS OF EACH OF THE WORLD ACCESS DIRECTORS.